UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of November 2006
Commission File Number 1—13522

China Yuchai International Limited
(Translation of Registrant’s name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the “Company” or “CYI”) included in the Company’s Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”).
Other Events
1.	HLG Enterprise Limited (“HLGE”)
On November 15, 2006, Grace Star Services Ltd. (the “Offeror”), an indirect wholly-owned subsidiary of CYI, announced in Singapore that the Offeror will make mandatory conditional cash offers (the “Offers”) to acquire:-
(a)	all the issued ordinary shares in the capital of HLGE (“Shares”), a company listed on the Singapore Exchange Securities Trading Limited;

(b)	all the issued series A and series B redeemable convertible preference shares in the capital of HLGE (collectively, “RCPS”) which are convertible into new Shares at the conversion ratio of 1 new Share for every 1 RCPS to be converted; and

(c)	all the issued non-redeemable convertible cumulative preference shares in the capital of HLGE (“NCCPS”) which are convertible into new Shares at the conversion ratio of 1 new Share for every 1 NCCPS to be converted, in each case other than those already owned, controlled or agreed to be acquired by the Offeror.
On November 15, 2006, the Offeror exercised its right to convert all of its 196,201,374 NCCPS into 196,201,374 new Shares. Upon the conversion taking effect, the Offeror will own or control an aggregate of 387,614,839 Shares, representing approximately 45.42% of the total number of Shares in issue following the conversion. As a consequence of such conversion and in accordance with the requirements of The Singapore Code on Take-overs and Mergers, the Offeror is required to make the Offers.
The Offers will be made at the price of (a) S$0.02 in cash for each Share, (b) S$0.02 in cash for each RCPS, and (c) S$0.02 in cash for each NCCPS.
Assuming full acceptance by HLGE security holders pursuant to the Offers, and assuming that no options to subscribe for new Shares (“Options”) are granted under the HLG Enterprise Share Option Scheme 2006 prior to the close of the Share offer, the total consideration payable in cash by the Offeror would be approximately S$9.37 million (approximately US$6.01 million based on an exchange rate of US$1.00 to S$1.56). Such consideration payable by the Offeror will be funded through CYI’s existing bank facilities.
The Offers will be made subject to the following conditions:-
(a)	Shares:- the offer for the Shares will be conditional upon the Offeror having received, by the close of the Share offer, valid acceptances by HLGE shareholders in respect of such number of Shares which when taken together with the Shares owned, controlled or agreed to be acquired by the Offeror and parties acting in concert with it (together, the “Concert Parties Group”) (either before or during the Share offer and pursuant to the Share offer or otherwise) will result in the Concert Parties Group holding such number of Shares carrying more than 50% of the voting rights attributable to the issued Shares in the capital of HLGE as at the close of the Share offer (including any voting rights attributable to Shares unconditionally issued or to be issued pursuant to the valid exercise of any outstanding Options, the valid conversion of any RCPS and/or the valid conversion of any NCCPS prior to the close of the Share offer).

(b)	RCPS:- the offer for the RCPS will be conditional upon the offer for the Shares referred to in paragraph (a) above becoming or being declared unconditional as to acceptances.

(c)	NCCPS:- the offer for the NCCPS will be conditional upon the offer for the Shares referred to in paragraph (a) above becoming or being declared unconditional as to acceptances.
Save as set out above, the Offers will be unconditional in all other respects.
The Offers will be made pursuant to the offer document containing the terms and conditions of the Offers (the “Offer Document”) and the form(s) of acceptance accompanying the Offer Document. The Offeror will not distribute or circulate the Offer Document and the form(s) of acceptance in the United States.
2.	Responsibility Statement
The directors of CYI (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to HLGE and its subsidiaries), the sole responsibility of the directors of CYI has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: November 15, 2006

CHINA YUCHAI INTERNATIONAL LIMITED
By:	/s/ Philip Ting Sii Tien
Name:	Philip Ting Sii Tien
Title:	Chief Financial Officer and Director